SAMSON OIL & GAS REPORTS ON LATEST DEVELOPMENTS IN
NORTH STOCKYARD FIELD

Denver 1800 hours June 10th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN), which holds equity in six Sections in Township 154 N Range 99 W in Williams County, North Dakota, located in the deepest part of the Williston Basin, updated its prior reports on the exceptional growth in oil production and reserves that it has achieved in the area.  Having just drilled its third Middle Bakken well (Gary #1-24H), which followed the previously drilled Leonard #1-23H, and Gene #1-22H wells, Samson announced that the next well in the sequence will be the Rodney #1-14H.

As a result of the drilling and fracture stimulation of this sequence of wells, Samson expects to be producing a net 6,000 barrels of oil equivalent a month as at December 2010.  The projected December 2010 production rate is based on the data gathered from the Gene 1-22H well projected forward using conservative decline curve methodology. The projection assumes that the other wells making up the sequence perform like the Gene 1-22H well and are drilled and stimulated in a timely manner.

Gary #1-24H (37% working interest)

The Gary #1-24H well, located in Section 24, has reached a total depth of 17,727 feet measured depth, including a horizontal section of 5,647 feet. The well was drilled in the prolific middle member of the Mississippian Bakken Formation in the Williston Basin, using a design very similar to the one  successfully implemented on the Gene #1-22H well.

Whilst drilling the horizontal section, continuous oil and gas shows were recorded within the Middle Bakken Formation.

The forward plan is to run a 5 inch liner equipped with external casing packers that will allow 20 frac stages to be undertaken. The number of frac stages have been increased from the 15 stages utilized in the Gene #1-22H well based on experience in the area suggesting that the additional 5 stages will increase both the initial rate and the reserves associated with the well.

The frac date is expected to be either at the end of July or the third week of August.

Rodney #1-14H (27% working interest)

Samson has received a proposal to drill the Rodney #1-14H well, which would be its fourth Middle Bakken well.  Both of the more successful Middle Bakken wells, the Gene 1-22H and the Gary 1-24H, will have been completed with high strength proppant and multiple stage fracs.  This completion protocol showed considerable improvement in the Gene 1-22H from the Leonard #1-23H, which was Samson’s first Bakken well in the field, and similarly positive results are expected when the Gary 1-24H is completed.

The spud date for the Rodney 1-14H well has not yet been set but it is anticipated that drilling will begin sometime in August of this year.

Gene #1-22H (30.6% working interest)

After being on-line for two months, the Gene #1-22H well has met Samson’s pre-drill expectations. Cumulative production for the first two months is 33,470 bbls of oil and 40,000 Mscf of gas. The well is still flowing naturally and has a higher potential than the current rate of approximately 400 BOPD.  It is typical for unconventional reservoirs like the Gene 1-22H to have a steep initial decline, so the Gene well is behaving as expected.

Sometime in the next several months, however, after the flowing tubing pressure and flow rate reduces to low rate, the rod pump will be run in the hole to commence artificial lift. At this time, the oil and gas flow rate would be expected to increase substantially due to the lower flowing bottom-hole pressure.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,439 million ordinary shares issued and outstanding, which would be the equivalent of 71.9 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.583 per ADS on June 9th 2010 the company has a current market capitalization of approximately US$41.9 million.  Correspondingly, based on the ASX closing price of A$0.035 on June 9th, 2010, the company has a current market capitalization of A$51.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the timing and the results of future drilling activity and the production resulting therefrom, as well as the methods, timing and results of exploration activities generally.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.